SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severn-trent.com
Direct Line 44 121 722 4785
Direct Fax 44 121 722 4290
Our Ref DC/dc

20 December 2001

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 205549
USA

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.

Yours faithfully,

John L Heather
Assistant Company Secretary

dw 2/26

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Severn Trent Plc

Full Issuer Name:
Severn Trent Plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
David Chettle

Tel. No:
0121 722 4543

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Severn Trent Plc

2 Name of director:
Mr J K Banyard

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
Notification in respect of director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Mr J K Banyard

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
N/A

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Re-investment of dividends in a General PEP

7 Number of shares/amount of stock acquired:
40

8 Percentage of issued class:
0.00001

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary shares of 65 5/19 pence each

12 Price per share:
708.5 pence

13 Date of transaction:
17 December 2001

14 Date company informed:
20 December 2001

15 Total holding following this notification:
15,124

16 Total percentage holding of issued class following this notification:
0.004

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:

18 Period during which or date on which exercisable:

19 Total amount paid (if any) for grant of the option:

20 Description of shares or debentures involved: class, number:

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22 Total number of shares or debentures over which options held following this notification:

23 Contact name for queries:
David Chettle

24 Contact telephone number:
0121 722 4543

25 Name of company official responsible for making notification:
Peter P Davies (Company Secretary)

Additional Information:

NNNN